

September 7, 2012

<u>Via E-Mail</u>
Mr. Nils A. Ollquist,
President and Chief Executive Officer
Borneo Resource Investments Ltd.
19125 North Creek Parkway, Suite 120
Bothell, WA 98011

>   **Re: Borneo Resource Investments Ltd.**
>   **Amendment No. 2 to Form 10-12G**
>   **Filed August 14, 2012**
>   **File No. 000-54707**

Dear Mr. Ollquist:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Mining Concessions, page 3</u>

1. We note your response to prior comment 2 in our letter dated July 27, 2012 and we reissue it in part. The noted agreements are material to the company and need to be filed as exhibits to the Form 10. Please file the Memorandum of Understanding dated October 7, 2011 between the company and PT Integra Prima Coal whereby the company acquired

rights to exploration of 1,300 hectares in Kalimantan. File the Share Sale Purchase Pre-Contract Agreement between the company and PT Batubaraselaruas Sapta, dated March 15, 2012 for the company to acquire 75% of PT Batubaraselaruas Sapta which is the holder of 93,000 hectare concession in East Kalimantan. File the agreement between the company and PT Berkat Bumi Waigeo, the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire an 80% interest in PT Berkat Bumi Waigeo which is the holder of a 9,600 hectare concession in the West Papua Province. File the agreement between the company and PT Berkat Banua Masanggu, the Agreement on Transfer of Shares, Coal Mining License and Its Management, dated March 23, 2012, to acquire a 90% interest in PT Berkat Banua Masanggu which is the holder of an 8,800 hectare concession in the South Kalimantan Province. We note that the parties to these agreements have agreed on some terms even though all the terms have not been finalized in a definitive agreement.

2. We also note in your statement in response to comment 2 that "the company does not consider such agreements are not definitive agreements …" and your Form 10 disclosure indicates that the company may not enter into any definitive agreement concerning the property. We also note that the company's website at http://www.borneore.com/portfolio/ indicates that "Management is currently in discussions with an India-based energy trading group on the possibility of a sale of part or all of the Integra concession at a value of around US$3 per ton of reserves. Sales of 100% of the concession on this basis would immediately yield net proceeds of approximately US$20 Million to the Company." Please revise the noted statements or advise us as appropriate.

3. We note that the company's website at http://www.borneore.com/portfolio/ indicates the approximate amount of reserves at Meratus Primecoal, the estimated amount of recoverable reserves at Integra Prima Coal along with the reserve values for the concession, and that your pipeline includes a concession of 100,000 hectares with proven reserves of 70 million tons. We also note that there are no reserves indicated in your Form 10 filing. Please explain the differences in the noted reserves or revise as appropriate.

4. If you are seeking confidential treatment for the information in Exhibit 10.7 denoted by an asterisk, you must file a confidential treatment request pursuant to Rule 24b-2 under the Securities Exchange Act of 1934 and Staff Legal Bulletin No. 1A (July 11, 2001) (available at http://www.sec.gov/interps/legal/slbcf1r.htm)

Liquidity and Capital Resources, page 13

5. We note your revised disclosures in response to prior comment 3. Your response did not address our comment in its entirety, thus the comment will be partially reissued. Considering the several agreements you have entered into as disclosed on page 14, please revise to disclose the cash requirements and the amount of liquidity needed in the next 12 months to execute your business plan.

Employment Contracts and Termination of Employment of Change of Control, page 22

6. We note that the company has an oral agreement with Carlo Muaja and that there is an oral agreement that the consulting arrangement with Mr. Muaja will be on the same terms as the consulting agreements with Mr. Ollquist and Mr. Chaykin. Please provide a written description of the oral agreement with Mr. Muaja. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Certain Relationships and Related Transactions and Director Independence, page 22

7. We note your response to prior comment 11 and we reissue it in part. Please indicate the nature and amount of anything of value received or to be received by each promoter, and the nature and amount of any assets, services or other consideration received or to be received by the registrant, as required by Item 404(c)(1)(i).

Audited Financial Statements

Note 2- Merger and Recapitalization, page F-8

8. We note you have included the audited financial statements for the year ended December 31, 2010. Accordingly, please remove the disclosure here "comparative financial statements for the year ended December 31, 2010 are not presented."

Interim Financial Statements for the three months ended March 31, 2012

9. We note you have included the comparative statement of operations for the three months ended March 31, 2011. Accordingly, please remove the disclosure here "comparative financial statements for the three months ended March 31, 2011 are not presented."

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329 or David Link, Staff Attorney, at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Peter Dichiara, Esq.